Exhibit 99.1

Press release

XPeng Announces Closing of Follow-on Public Offering and Full Exercise of the Underwriters’ Overallotment Option

12/11/2020

GUANGZHOU, China – XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the closing of its underwritten follow-on offering of 55,200,000 American Depositary Shares (“ADSs”), each representing two Class A ordinary shares of the Company, at a public offering price of US$45.00 per ADS. The number of ADSs issued at closing included the exercise in full of the underwriters’ option to purchase 7,200,000 additional ADSs from the Company. The gross proceeds from the offering, before deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately US$2.5 billion.

The Company expects to use the net proceeds from the offering for (i) research and development of its Smart EVs and software, hardware and data technologies, (ii) sales and marketing and expansion of sales and service channels and super charging network, as well as the expansion of its footprints in the international markets, (iii) potential strategic investments in core technologies of Smart EV, and (iv) general corporate purposes, including working capital needs.

Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. acted as the joint bookrunners for the offering.

The Company’s registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission.

The offering was made only by means of a prospectus forming part of the effective registration statement. Copies of the final prospectus relating to the offering may be obtained by contacting:

(1) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at 11 Madison Avenue, New York, NY 10010-3629, United States of America, or by calling 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com;

(2) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, or by calling 1-866-803-9204;

(3) BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, United States of America, Attention: Prospectus Department, or by calling +1 (800) 294-1322 or by email at dg.prospectus_requests@baml.com; and

(4) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, via telephone: 1-800-831-9146 or via email at prospectus@citi.com

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XPeng

XPeng Inc. is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley, and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

E-mail: mariecheung@xiaopeng.com

Source: XPeng Inc.